

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 20, 2023

John Markovich
Chief Financial Officer
D-Wave Quantum Inc.
3033 Beta Avenue
Burnaby, British Columbia V5G 4M9
Canada

>   **Re: D-Wave Quantum Inc.**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2023**
>   **Filed November 9, 2023**
>   **File No. 001-41468**

Dear John Markovich:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Technology